L17000088836



(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

300297360863

04/03/17--01019--010 **35.00

04/21/17--01027--028 **80.00

04/03/17--01028--013 **35.00

17 APR 20 PM 4:38
SECRETARY OF STATE
TALLAHASSEE FLORIDA

COVER LETTER

TO: New Filing Section
Division of Corporations

SUBJECT: Atmospheric Water Solutions, LLC
(Name of Resulting Florida Limited Company)

The enclosed Articles of Conversion, Articles of Organization, and fees are submitted to convert an "Other Business Entity" into a "Florida Limited Liability Company" in accordance with s. 605.1045, F.S.

Please return all correspondence concerning this matter to:

~~Al Johnston, CFO~~ Doug Marcille, Manager
(Contact Person)

Atmospheric Water Solutions, LLC
(Firm/Company)

850 San Pedro Avenue
(Address)

Coral Gables FL 33156
(City, State and Zip Code)

ajohnston@aquariusbrands.org
E-mail Address: (to be used for future annual report notifications)

For further information concerning this matter, please call:

Al Johnston, CFO at (954) 306-6763
(Name of Contact Person) (Area Code) (Daytime Telephone Number)

Enclosed is a check for the following amount: (All checks processed by this office must be payable in US dollars and drawn on a bank located in the United States)

☒ $150.00 Filing Fees ($25 for Conversion & $125 for Articles of Organization)
☐ $155.00 Filing Fees and Certificate of Status
☐ $180.00 Filing Fees and Certified Copy
☐ $185.00 Filing Fees, Certified Copy, and Certificate of Status

STREET ADDRESS:
New Filing Section
Division of Corporations
Clifton Building
2661 Executive Center
Circle Tallahassee, FL
32301

MAILING ADDRESS:
New Filing Section
Division of Corporations
P. O. Box 6327
Tallahassee, FL 32314

INHS11 (2/17)

Articles of Conversion
For
"Other Business Entity"
Into
Florida Limited Liability Company

The Articles of Conversion **and attached Articles of Organization** are submitted to convert the following **"Other Business Entity" into a Florida Limited Liability Company** in accordance with s.605.1045, Florida Statutes.

1. The name of the "Other Business Entity" immediately prior to the filing of the Articles of Conversion is:
   Atmospheric Water Solutions, Inc.
   (Enter Name of Other Business Entity)

2. The "Other Business Entity" is a _Corporation_
   (Enter entity type. Example: corporation, limited partnership, general partnership, common law or business trust, etc.)

First organized, formed or incorporated under the laws of _Florida_
   (Enter state, or if a non-U.S. entity, the name of the country)
on _12/27/2011_ .
   (date of organization, formation or incorporation)

3. The name of the Florida Limited Liability Company as set forth in the **attached Articles of Organization:**
   Atmospheric Water Solutions, LLC
   (Enter Name of Florida Limited Liability Company)

4. If not effective on the date of filing, enter the effective date: _January 1, 2017_.
(The effective date: 1) cannot be prior to date of receipt or filed date nor more than 90 calendar days after the date this document is filed by the Florida Department of State; AND 2) must be the same as the effective date listed in the attached Articles of Organization, if an effective date is listed therein.)
Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

5. The plan of conversion has been approved in accordance with all applicable statutes.

6. The "Converted or Other Business Entity" has agreed to pay any members having appraisal rights the amount to which such members are entitled under ss. 605.1006 and 605.1061-605.1072, F.S.

Signed this **30th** day of **March** 20 **17**.

Signature of Authorized Representative of Limited Liability Company:

Signature of Authorized Representative: _____
Printed Name: **Doug Marcille**   Title: **Manager**

Signature(s) on behalf of Other Business Entity: [See below for required signature(s)]

Signature: _____
Printed Name: **Doug Marcille**   Title: **CEO**

Signature: _____
Printed Name: **Howard Ullman**   Title: **President**

Signature: _____
Printed Name: _____ Title: _____

Signature: _____
Printed Name: _____ Title: _____

Signature: _____
Printed Name: _____ Title: _____

Signature: _____
Printed Name: _____ Title: _____

If Florida Corporation:
Signature of Chairman, Vice Chairman, Director, or Officer.
If Directors or Officers have not been selected, an Incorporator must sign.

If Florida General Partnership or Limited Liability Partnership:
Signature of one General Partner.

If Florida Limited Partnership or Limited Liability Limited Partnership:
Signatures of **ALL** General Partners.

All others:
Signature of an authorized person.

Fees:

Articles of Conversion:	$25.00
Fees for Florida Articles of Organization:	$125.00
Certified Copy:	$30.00 (Optional)
Certificate of Status:	$5.00 (Optional)

Articles of Organization for Florida Limited Liability Company

Article I

The name of the Limited Liability Company is:
Atmospheric Water Solutions, LLC

Article II

The street address of the principal office of the Limited Liability Company is:
850 SAN PEDRO AVENUE
CORAL GABLES, FL. US 33156

FILED 17 APR 20 PM 4: 38 SECRETARY OF STATE TALLAHASSEE FLORIDA

The mailing address of the Limited Liability Company is:
850 SAN PEDRO AVENUE
CORAL GABLES, FL. US 33156

Article III

The name and Florida street address of the registered agent is:
DOUG MARCILLE
850 SAN PEDRO AVENUE
CORAL GABLES, FL. US 33156

Having been named as registered agent and to accept service of process for the above stated limited liability company at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent.



Registered Agent Signature: ______________________
Doug Marcille, Manager

Article IV

The name and address of person(s) authorized to manage LLC:

Title: Manager
DOUG MARCILLE
850 SAN PEDRO AVENUE
CORAL GABLES, FL. US 33156

Article V

The effective date for this Limited Liability Company shall be:

01/01/2017

Signature of member or an authorized representative:



____

Doug Marcille, Manager

I am the member or authorized representative submitting these Articles of Organization and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third-degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of the LLC and every year thereafter to maintain "active" status.

FILED
17 APR 20 PM 4:38
SECRETARY OF STATE
TALLAHASSEE FLORIDA